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                                                                    EXHIBIT 99.4







F O R   I M M E D I A T E   R E L E A S E

                                                  April 22, 1997
                                                  For more information contact:
                                                  Erin Ibele - (419) 247-2800
                                                  Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                         INCREASE IN QUARTERLY DIVIDEND

Toledo, Ohio, April 22, 1997....HEALTH CARE REIT, INC. (NYSE/HCN) announced today that upon a review of the company's operating results and financial condition, the Board of Directors voted to declare a dividend for the quarter ended March 31, 1997 of $0.525 cents per share as compared to $0.52 per share for the same period in 1996.

The dividend is a one-half cent increase from the dividend paid for the preceding seven quarters and represents the 104th consecutive dividend payment. The dividend will be payable May 20, 1997 to shareholders of record on May 5, 1997.

In declaring the dividend, the company has adopted a dividend policy directed at increasing the dividend payment by one-half cent each quarter, subject to an annual review of the company's financial performance.

"Today we are reinstating the quarterly increase to dividend payments," stated George L. Chapman, chairman and chief executive officer. "During the past twelve months we have stated our intention to increase dividend payments once certain objectives were met, including asset and FFO growth, reduced leverage and an improved FFO payout ratio. We have met our strategic objectives and believe the new dividend policy is appropriate and consistent with our goal of maximizing shareholder value."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At March 31, 1997, the company had investments in 151 health care facilities in 29 states and had total assets of approximately $608 million.

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